UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Board of Directors’ Meeting Held on March 7, 2022.

2.	Minutes of the Board of Officers’ Meeting Held on March 7, 2022.

3.	Minutes of the Audit, Risk Management and Finance Committee’s Meeting Held on March 3, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
Name:	Guilherme Strano Castellan
Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: March 10, 2022

Item 1

Minutes of the Board of Directors’ Meeting Held on March 7, 2022.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

Minutes of the Board of Directors’ Meeting

held on March 7, 2022

I.       Date, Time and Place: On March 7, 2022, at 09:00 a.m., by conference call.

II.       Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors, pursuant to paragraph 2, article 15 of the bylaws of Natura &Co Holding S.A. (“Company”).

III.       Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, Co-Chairman of the Board of Directors; Roberto de Oliveira Marques, Executive Chairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Fábio Colletti Barbosa, independent board member; Jessica DiLullo Herrin, independent board member; Ian Martin Bickley, independent board member, Nancy Killefer, independent board member, W. Don Cornwell, independent board member, Andrew George McMaster Jr., independent board member, and Georgia Melenikiotou, independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV.       Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting and invited Mr. Moacir Salzstein to act as secretary.

V.       Agenda: To resolve on the recommendation of the approval, by the Company’s shareholders to meet at the Company’s ordinary and extraordinary general meetings to be held on April 20, 2022 (“OEGM”), of the management’s annual report, of the financial statements and of the explanatory notes, together with the draft of the independent auditors’ report regarding the financial statements, favorable opinion of the Audit, Risk Management and Finance Committee and proposal of allocation of the result of year, related to the fiscal year ended on December 31, 2021.

VI.       Resolutions: After discussions related to the matters included in the Agenda, and having in view the reviewed information received by the Company, the members of the Board of Directors unanimously and without any reservation approved the recommendation, in accordance with the provisions of article 142, item V, of Law No. 6,404/76 and of article 20, item X of the Company’s Bylaws, the approval, by the Company’s shareholders to meet at the OEGM, of the annual report of the management, of the financial statements and of the explanatory notes together with the draft of independent auditors’ report regarding the financial statements, favorable opinion of the Audit, Risk Management and Finance Committee, as well as the proposal of distribution of the net profit assessed in the year ended on December 31, 2021, as registered in the Company’s financial statements, pursuant to article 189 of Law No. 6,404/76, such documents which will be disclosed on March 9, 2022 and published in the newspaper Valor Econômico (printed and digital) on March 10, 2022.

VII.       Closing: The Chairman thanked everyone for being present and declared the meeting adjourned, suspended the meeting for these minutes to be drafted, which, after being read, discussed and found to be in order, were approved and signed by the board and by the attending members.

São Paulo, March 7, 2022.

These minutes are a true copy of the original drafted in the proper book.

_________________________________

Moacir Salzstein

Secretary

Item 2

Minutes of the Board of Officers’ Meeting Held on March 7, 2022.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

Minutes of the Board of Officers’ Meeting

held on March 7, 2022

I.       Date, Time and Place: March 7, 2022, at 8 a.m., through conference call.

II.       Call Notice: Waived due to the attendance of all members of the Board of Officers of Natura &Co Holding S.A. (“Company” or “Natura &Co”), under paragraph 2, article 15 of the Company’s Bylaws.

III.       Quorum: All members of the Company’s Board of Officers were in attendance, namely: Guilherme Strano Castellan – Financial Officer; Itamar Gaino Filho – Legal and Compliance Officer; Joselena Peressinoto Romero – Purchase and Operations Global Officer; João Paulo Brotto Goncalves Ferreira – Executive Officer for Latin America; Moacir Salzstein – Corporate Governance Officer; and Viviane Behar de Castro – Investor Relations Officer.

IV.       Presiding Board: Mr. Guilherme Strano Castellan chaired the meeting, and invited Mr. Itamar Gaino Filho to act as secretary.

V.       Agenda: To resolve on the management’s annual report, the financial statements and the explanatory notes, accompanied by the draft of the independent auditors’ report regarding the financial statements, for the fiscal year ended on December 31, 2021, and their submission to the Board of Directors.

VI.       Resolutions: Having examined and discussed the matter contained in the Agenda, the members of the Board of Officers unanimously and with no reservation approved the management annual report, the financial statements and the explanatory notes, accompanied by the draft of the independent auditors’ report regarding the financial statements, for the fiscal year ended on December 31, 2021 and their submission to the appreciation of the Board of Directors.

VII.       Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first he suspended the meeting so that these minutes could be drafted, which, after being read, discussed and found to be in order, were approved and signed by the presiding board and by the attending officers.

São Paulo, March 7, 2022.

The above matches the original minutes drawn up in the proper book.

_________________________________

Itamar Gaino Filho

Secretary

Item 3

Minutes of the Audit, Risk Management and Finance Committee’s Meeting Held on March 3, 2022.

NATURA &CO HOLDING S.A.

CNPJ/ME No. 32.785.497/0001-97	Publicly-Held Company	NIRE 35.3.0053158-2

Minutes of the Meeting of the Audit,

Risk Management and Finance Committee held on March 3, 2022

I.       Date, Time and Place: On March 3, 2022, at 09:00 a.m., by conference call.

II.       Quorum: All members of the Audit, Risk Management and Finance Committee (“Audit Committee”) were in attendance, namely: Roberto de Oliveira Marques, Gilberto Mifano, Andrew George McMaster Jr. and Luiz Carlos Passetti. Mr. Moacir Salzstein, secretary of the meeting, was also present.

III.       Presiding Board: Mr. Gilberto Mifano presided over the meeting and invited Mr. Moacir Salzstein to act as secretary.

IV.       Agenda: review, in accordance with Article 2.3 and 4.1(iii) of the Audit Committee’s Internal Rules, the Company’s financial statements related to the fiscal year ended on December 31, 2021.

V.       Resolutions: after analyzing and discussing the agenda, the members of the Company's Audit Committee, by unanimous vote and without qualifications, expressed themselves in favor of the Company's financial statements for the fiscal year ended on December 31, 2021 and committed to present a recommendation for the approval of such statements to the Board of Directors.

VI.       Closing: The Chairman declared the meeting adjourned and suspended the meeting for the drafting of these minutes, which, after being read, discussed and found to be in order, were approved and signed by the board, by the attending members and by the external advisor.

São Paulo, March 3, 2022.

[signatures on the following page]

[signature page of the Minutes of the Meeting of the Audit, Risk Management and Finance Committee Meeting of Natura &Co Holding S.A., dated March March 3, 2022]

Presiding Board:

Gilberto Mifano Chairman of the Meeting	Moacir Salzstein Secretary of the Meeting
Members of the Audit Committee:

Roberto de Oliveira Marques	Gilberto Mifano

Luiz Carlos Passetti	Andrew George McMaster Jr.